Exhibit 12.01
ROHM AND HASS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2006	2005	2004	2003	2002
Earnings (loss) from continuing operations before income taxes	$1,042	$868	$698	$397	$291
Fixed charges	126	149	162	161	168
Capitalized interest adjustment	4	6	5	(3)	(6)
Undistributed earnings adjustment	(10)	(9)	(6)	(7)	(7)

Earnings	1,162	1,014	859	548	446

Ratio of earnings to fixed charges	9.2	6.8	5.3	3.4	2.7

Note:    Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.